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                              February 8, 2023

       Gary Seaton
       Chairman and CEO
       Australian Oilseeds Holdings Limited
       126-142 Cowcumba Street, Cootamundra
       Site 2: 52 Fuller Drive Cootamundra
       PO Box 263 Cootamundra, Australia 2590

                                                        Re: Australian Oilseeds
Holdings Limited
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted January
10, 2023
                                                            CIK No. 0001959994

       Dear Gary Seaton:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted January 10, 2023

       Industry and Market Data, page 1

   1. We note the disclosure in the first paragraph of this section regarding third parties. Please clarify whether you
commissioned any of the third-party data presented in your
                                                        registration statement.
To the extent that you commissioned any such data, please provide the consent of the
third party in accordance with Rule 436.
       Lock-Up Agreements, page 12

   2. Please revise to specify the number and percentage of shares subject to the lock-up agreements and break
out this disclosure by the varying durations of the respective
 Gary Seaton
Australian Oilseeds Holdings Limited
February 8, 2023
Page 2
         agreements.
Underwriting Fees, page 13

3. Based on the amount of trust proceeds recorded in EDOC's historical financial statements as of December 31, 2022, please revise the amounts presented in the table since it does not appear they appropriately reflect the amount of trust proceeds that could be available to
         AOI.
Questions and Answers, page 17

4. Please include a Question and Answer as to what interests I-Bankers Securities, Inc. has in the Business Combination.
What are the U.S. federal income tax consequences of the Business Combination to me?, page 21

5.       We note you disclose that it is    intended that the Merger qualifies
as an exchange
         described in Section 351(a) of the Code." If there is uncertainty regarding the tax
         treatment of the business combination, counsel   s opinion should
discuss the degree of
         uncertainty and make clear why it cannot give a firm opinion. Please advise or revise. For guidance, see Section III of Staff Legal Bulletin No. 19.
Nasdaq Proceedings, page 33

6. Please update the disclosure in this section. For example, clarify whether a plan of compliance was submitted to the Panel on or before January 12, 2023 and disclose when
         EDOC filed a Definitive Proxy Statement on Schedule 14A to ask shareholders for an extension to complete an initial business combination.
Summary of the Proxy Statement/Prospectus
The Parties
EDOC, page 34

7. Please quantify and disclose the amount of IPO proceeds raised by EDOC and the total amount of cash redemptions by EDOC stockholders that have occurred as of the most recent date practicable.
Transaction and Organizational Structures, page 35

8. We note the organizational structures depicted in the Pre and Post Business Combination diagrams indicate there will be changes in the ownership of CQ Oilseeds Pty Ltd and
       Good Earth Oils Pty Ltd subsequent to the Business Combination; however, it is not clear
FirstName LastNameGary Seaton
       how the changes in the ownership of these entities will occur or how the related
Comapany    NameAustralian
       transactions that resultOilseeds
                                in theseHoldings Limited
                                        changes are or will be presented and
accounted for in the
       historical
February  8, 2023and
                  Pagepro
                        2 forma financial statements. Please clarify or revise. FirstName LastName
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 3 8, 2023 Page 3
FirstName LastName
Post-Business Combination Corporate Structure, page 37

9. Please revise your chart to reflect the organizational jurisdictions for each entity reflected.
10. Please revise to reflect who owns the remaining ownership interest in Cowcumbla
         Investments Pty Ltd.
Interests of EDOC's Initial Shareholders, Directors and Officers, page 41

11. In your next amendment, please fill in the missing information as of the most recent practicable date.
Anticipated Accounting Treatment, page 44

12.      Due to the fact that the registrant   s historical financial statement
are prepared in
         accordance with IFRS, the disclosure here and, in other parts of the filing (for example, on page 99), that the Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP does not appear to be accurate and is not consistent with disclosures in the pro forma financial statements. Please clarify or revise.
Selected Historical Financial Information of AOI, page 48

13.      You disclose the selected historical financial information is derived
from AOI   s audited
         financial statements as of and for the years ended June 2022 and 2021
and AOI   s
         unaudited financial statements as of and for the three months ended September 30, 2022 and 2021; however, it does not appear these financial statements are included in the filing. Please clarify.
Risk Factors, page 52

14. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
15. Please revise to include the risk factors reflected on pages 44-46. The Sponsor, EDOC's directors, officers advisors and their affiliates, page 57

16. We note the disclosure on pages 57 and 173 that shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
We are significantly dependent on the revenues from the sale of our products, page 71

17. We note your disclosure that for fiscal years 2022 and 2021, you derived approximately
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 4 8, 2023 Page 4
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         87% and 83%, respectively, of our total revenue from the sale of cold pressed vegetable oils and vegetable protein meal, This disclosure is inconsistent with your disclosure on page 72 that states you derived this percentage from only the sale cold pressed vegetable oils.
Background of the Business Combination, page 88

18. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
19. Please revise to elaborate on why EDOC did not pursue the targets referenced on pages
         91-92.
Description of Negotiation Process with AOI and Other Targets since August 2022, page 91

20. Please revise this section to discuss in greater detail how the parties agreed on the amount of consideration to be offered in the business combination. Certain Projected Financial Information, page 96

21. We note your disclosure on page 98. Please clarify the role, if any, of I-Bankers in determining the valuation of AOI. Also, tell us why you refer on page 98 to Coota instead of AOI.
22. Please revise to clarify the material assumptions and estimates underlying the projected financial information in the table on page 98, including those references in the three paragraphs after the table. Please describe such assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.
23. Please reconcile the references on page 98 to "certain comparable companies" and
         "companies such as AOI" with the reference on page 97 to "It is a challenge to value AOI due to its unique business model and few direct competitors."
24.      We note your disclosure that AOI   s management provided EDOC with
four-
         year forecasted revenues and EBITDA. Please revise to include the EBITDA projections.
Proposed Amended and Restated Memorandum and Articles of Association of Pubco, page 111

25. In the first paragraph of this section, you refer to the "following table," but no such table appears in your disclosure. Also, in the third paragraph of this section, you refer to a risk
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 5 8, 2023 Page 5
FirstName LastName
         factor related to anti-takeover provisions, but no such risk factor appears in your disclosure. Please advise or revise accordingly.
Unaudited Pro Forma Condensed Combined Financial Statements, page 121

26. Refer to page 121. Please revise or clarify the disclosures that the historical unaudited financial statements of EDOC as of June 30, 2022, and the related notes, and the historical unaudited financial statements of EDOC for the six months ended June 30, 2022 and
         2021, and the related notes, are included in the proxy statement/prospectus.
27.      Refer to page 122. We note the Maximum Redemption pro forma scenario assumes
         EDOC public shareholders holding 1,454,928 shares of EDOC Class A ordinary shares will exercise redemption rights and reflects the maximum number of
EDOC   s Public
         Shares that can be redeemed without violating the conditions of the Business Combination
         Agreement or the requirement that EDOC cannot redeem Public Shares if it would result in EDOC having a minimum net tangible asset value of less than USD$5,000,000;
         however, we note inconsistencies in the disclosures related to this requirement throughout the filing. We note certain disclosures imply the minimum net tangible asset value requirement is required to be meet "prior to, or upon consummation of, the Business
         Combination"; however, other disclosures imply the requirement is required to be meet
         "as of the closing of a Business Combination" and "after giving effect to the transactions contemplated by the Business Combination". Please clarify and consistently disclose what the net tangible asset requirement is and when it is required to be meet. Please also revise the filing to demonstrate how you determined the Maximum Redemption scenario you present meets the requirement. If accurate, please specifically disclose the Business
         Combination will not occur if EDOC public shareholders holding more than
         1,454,928 shares of EDOC Class A ordinary shares exercise redemption rights, if not accurate, explain how the current Maximum Redemption scenario is appropriate.
28. Refer to page 123. In regard to the table that sets forth the share ownership on a pro forma basis under the No Redemption and Maximum Redemption scenarios, please reconcile the share amounts related to EDOC to the share amounts presented in EDOC's historical financial statements. Please clarify if the share amounts presented in the table have been adjusted for the cash redemptions that occurred subsequent to the balance sheet date, if not, explain why including such shares is appropriate.
29.      Refer to page 124. We note under the Maximum Redemption pro forma scenario you
         reflect negative cash of AUD$(5.6) million as of June 30, 2022. Please be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed investment decisions. In this regard, it is not clear how you determined it is appropriate to present a negative cash balance in the pro forma financial statements since it does not appear to reflect an outcome that can actually occur, absent an agreement to fund the cash shortfall. Please revise the pro forma financial statements to comply with Article 11 of
         Regulation S-X or explain why you believe the current presentation is appropriate.
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 6 8, 2023 Page 6
FirstName LastName
30. Refer to page 126. We note the five expense line items below occupancy costs do not appear to be appropriately reflected in the pro forma total columns. Please clarify or revise.
31.      Refer to note 2 on page 127. We note EDOC   s historical financial
statements were
         required to be translated into AUD$s. We also note because AOI and EDOC have different fiscal year ends, in order to meet the pro forma requirements of combining operating results for an annual period that ends within 93 days of the
end of AOI   s latest
         annual fiscal year ended June 30, 2022, EDOC   s financial results for
the twelve months
         ended June 30, 2022, were calculated by taking EDOC   s results for
the year ended
         December 31, 2021, minus EDOC   s results for the six months ended
June 30, 2021, plus
         EDOC   s results for the six months ended June 30, 2022. In order for shareholders to
         better understand how the financial information for EDOC included in the pro forma financial statements correlates to EDOC's historical financial statements presented in the filing, please revise the footnote to demonstrate how the financial information for EDOC was determined. It appears the disclosures should be presented in a columnar format
         beginning with amounts presented in EDOC   s historical financial
statements with
         additional columns adding and/or subtracting the periods required to determine the comparative annual period included in the pro forma financial statements. It also appears
         those disclosures should then be used to demonstrate how EDOC   s
comparative financial
         statements were translated into AUD$s.
32. Refer to Note 5(A) on page 130. We note this adjustment reflects AUD$9.7 million, removed from the Trust Account to pay redemptions to EDOC Public Shareholders who
         exercised redemption rights subsequent to the date of EDOC   s
historical balance sheet
         included in the pro forma financial statements, within transaction accounting adjustments.
         Please address the following:
             In order to allow shareholders to more clearly evaluate the financial condition of
              EDOC prior to the proposed Business Combination and to comply with Rule 11-
              02(b)(4) of Regulation S-X, revise the pro forma balance sheet to present a separate column to reflect adjustment A and to provide a subtotal column for EDOC reflecting this adjustment but prior to the Transaction Accounting
Adjustments;
             Disclose and discuss the cash redemptions and the impact on EDOC's balance sheet
              in the headnote to the pro forma financial statements; and
             Revise the heading of the No Redemption scenario to indicate it represents No
              Additional Redemption, given the historical redemptions that have occurred. Ensure you revise this heading throughout the filing.
33. Refer to Note 5(C) on page 130. Please address the need to reflect the impact of transaction costs recorded in accumulated losses in the pro forma statement of operations.
34. Refer to Note 5(G) on page 131. Please clarify if the share amounts presented in the table were adjusted for the cash redemptions that occurred subsequent to the balance sheet date, if not, explain why. Please also explain if/how the net assets of EDOC as of June 30,
         2022 were adjusted for the cash redemptions disclosed in note 5(A). Gary Seaton
Australian Oilseeds Holdings Limited
February 8, 2023
Page 7
35. Refer to Note 5(L) on page 131. Please clarify and discuss the conditions under which shares underlying the Rights are required to be issued and address if and how the redemptions that have occurred to date impact the number of shares required to be issued under the Rights. Please disclose your proposed accounting for the Rights and address if/how shares issuable under the Rights are reflected in pro forma earnings per share and other share disclosures throughout the filing.
Compliance with Section 16(a) of the Exchange Act, page 142

36. We note the disclosure in the last sentence of this section that about the belief that "that during the year ended December 31, 2021, all reports applicable to [y]our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner in accordance with Section 16(a) of the Exchange Act." Please update the disclosure.
Business of AOI, page 150

37. We note your disclosure on pages 15 and 98 regarding AOI's plan for a new facility. We also note your reference to the construction of a manufacturing plant. Please revise this section disclose the plans regarding you new facility and manufacturing plant including projected timeline and costs.
38. We note your disclosure that AOI sells cold pressed vegetable oils and vegetable protein meals extracted from oil seeds. Please disclose the scope of AOI's business that is attributed to protein meals. Please also disclose the types of contractual arrangements
         AOI's enters into with suppliers and customers for its pressed oils and protein meals.
Global Market Demand, page 153

39. Please discuss in greater detail your expansion plans, such as the anticipated amount it will cost and the source of funds.
Management of Pubco after the Business Combination, page 166

40. Please revise to clarify which officers and directors after the business combination reside
         outside the United States. Please include a separate    Enforceability
of Civil Liabilities
         section which discloses the difficulty of bringing actions and enforcing judgements against these individuals.
Post-Business Combination Pubco Beneficial Ownership Table, page 172

41. We note the reference in the second table on page 172 to footnote (4). However, there does not appear to be such a footnote to the table. Please revise. FirstName LastNameGary Seaton
AOI Related Party Transactions, page 177
Comapany NameAustralian Oilseeds Holdings Limited
42.    Please
February      file Page
         8, 2023   as exhibits
                        7      the agreements underlying the loans mentioned on
page 178.
FirstName LastName
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 8 8, 2023 Page 8
FirstName LastName
Experts, page 190

43. We note Cootamundra Oilseeds Pty Ltd engaged their current auditor in 2022. Please be advised if the registrant or its predecessor had a change in auditor that occurred during the two most recent fiscal years or subsequent interim period, you must provide the disclosures required by Item 14 of Form F-4 and Item 16F of Form 20-F, including a letter from the former auditor, filed as an exhibit to the filing, agreeing or disagreeing with the disclosures. Please advise or revise.
Index to Consolidated Financial Statements, page F-1

44. Due to the fact that EDOC filed its Form 10-K for the year ended December 31, 2022 on
         January 24, 2023, please provide updated financial statements and related disclosures for
         EDOC as required by Item 17 of Form F-4.
45. You disclose the filing includes consolidated financial statements of Australian Oilseeds
         Investments Pty Ltd., as of and for each of the years ended June 30, 2022 and 2021 and as of and for each of the years ended June 30, 2021 and 2020, please address the following:
             Explain how you determined historical financial statements of the registrant,
             Australian Oilseeds Holdings Limited, are not required to be provided;
             Explain why the consolidated financial statements included in the filing appear to relate to Cootamundra Oilseeds Pty Ltd rather than Australian Oilseeds Investments
             Pty Ltd. In this regard, we note Cootamundra Oilseeds Pty Ltd appears to be an 86%
             owned operating subsidiary of Australian Oilseeds Investments Pty Ltd. At a minimum, we assume there would be differences in the historical financial statements of these entities as a result of the minority shareholders. Explain how you determined the filing includes the appropriate historical financial statements and ensure you consistently identify the historical financial statements that are provided throughout the filing;
             Explain why the filing includes separate financial statement as of and for each of the years ended June 30, 2022 and June 30, 2021 and as of and for each of the years ended June 30, 2021 and June 30, 2020 and revise the second set of financial
             statements to include an auditors    report; and
             We note the organizational structures depicted in the Pre and Post Business
             Combination diagrams on pages 35 and 36 indicate changes in the ownership of CQ
             Oilseeds Pty Ltd and Good Earth Oils Pty Ltd subsequent to the Business
             Combination. Based on the changes, explain how you determined no additional historical financial statements are required to be provided. Consolidated Financial Statements
Cootamundra Oilseeds Pty Ltd , page F-48

46. Based on the risk factor disclosures on pages 72 and 73, please provide disclosures related to significant customers and suppliers in the notes to the financial statements.
 Gary Seaton
FirstName  LastNameGary   Seaton
Australian Oilseeds Holdings Limited
Comapany8,NameAustralian
February    2023           Oilseeds Holdings Limited
February
Page 9 8, 2023 Page 9
FirstName LastName
47. Refer to note 17 on pages F-65 and F-87. Please clarify the nature of the relationship with
         Energreen Nutrition Australia Pty Ltd, including the reason why you have purchases from and sales to this related party. Please also explain if and how the change to your organizational structure, as depicted in the Pre and Post Business Combination diagrams on pages 35 and 36, could impact future purchases and sales associated with this related party. In this regard, we note Energreen Nutrition Australia Pty Ltd currently owns CQ
         Oilseeds Pty Ltd; however, subsequent to the Business Combination it will be owned you. Please specifically address the significance of CQ Oilseeds Pty
Ltd   s operations
         relative to Energreen Nutrition Australia Pty Ltd.
Exhibits

48. We note your disclosure that in fiscal year 2022 AOI's top supplier accounted for approximately 60% of AOI's oil seeds. Please file the supply agreement as an exhibit.
General

49. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
50. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items; experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension or have sought to    de-globalize    your supply
chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
51. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
52. Please disclose the terms on the PIPE investment associated with the business combination.
     You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the
 Gary Seaton
Australian Oilseeds Holdings Limited
February 8, 2023
Page 10

financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameGary Seaton
                                                           Division of
Corporation Finance
Comapany NameAustralian Oilseeds Holdings Limited
                                                           Office of
Manufacturing
February 8, 2023 Page 10
cc:       Barry I. Grossman, Esq.
FirstName LastName